# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: The Joint Corp., CIK 0001612630
CUSIP: 47973J102
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 16767 N. Perimeter Dr., Suite 110, Scottsdale, Arizona (AZ), 85260
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001299910

## Reporting persons
- Skylands Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Wisconsin (WI); sole voting power 779,295; shared voting power 0; sole dispositive power 779,295; shared dispositive power 0; aggregate amount beneficially owned 779,295 (5.1% of the class)

## Item 1. Issuer
Name of issuer: The Joint Corp.
Address of issuer's principal executive offices: 16767 N. Perimeter Dr. Suite 110, Scottsdale, AZ 85260

## Item 2. Person Filing
Name of person filing: Skylands Capital, LLC
Address of principal business office or, if none, residence:
1200 N Mayfair Rd, Suite 250
Milwaukee, WI 53226
Citizenship: Wisconsin Limited Liability Company

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 779,295
Percent of class: 5.1%
Sole power to vote or to direct the vote: 779,295
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 779,295
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Skylands Capital, LLC: /s/ Virginia E. Shaffar, Virginia E. Shaffar Vice President & Treasurer (07/10/2025)